

November 28, 2014

Via E-mail
Mr. Michael L. Falcone
Chief Executive Officer and President
MMA Capital Management, LLC
621 East Pratt Street, Suite 600
Baltimore, MD 21202

Re: **MMA Capital Management, LLC**
       Form 10-K for the Year Ended December 31, 2013
       Filed March 21, 2014
       File No. 0-55051
       Form 10-Q for the Quarterly Period Ended September 30, 2014
       Filed November 12, 2014
       File No. 1-11981
       Form 8-K
       Filed November 10, 2014
       File No. 1-11981

Dear Mr. Falcone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Report on Internal Control over Financial Reporting, page 29

1.   We note from your disclosure that a material weakness existed and that management concluded that you did not maintain an effective internal control over financial reporting ("ICFR") as of December 31, 2013. Please explain to us and revise your disclosure to describe the nature of the material weakness, its impact on the financial reporting and

ICFR, if any, and management's current plans or action already undertaken, if any, for remediating the material weakness.

2.   In addition to above please explain to us how you concluded that your disclosure controls and procedures were effective as of December 31, 2013 in light of the material weakness that prevented you from concluding that your ICFR was effective as of December 31, 2013.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Note 17 – Subsequent Event, page 46

3.   We note from your disclosure related to the sale of MMA Financial TC, LLC to Morrison Grove Management, LLC that you will no longer be deemed the primary beneficiary and therefore will no longer consolidate the entity. Please explain to us in detail how you determined that you will no longer be the primary beneficiary.

Form 8-K filed on November 10, 2014

Item 9.01 Financial Statements and Exhibits.

4.   We note your presentation of full non-GAAP consolidated balance sheets and statements of comprehensive income in your press release furnished in Exhibit 99.1 of your Form 8-K. This presentation may attach undue prominence to the non-GAAP information and that it represents a comprehensive basis of accounting. Please explain how your presentation complies with Regulation G and Question 102.10 of the C&DI's on non-GAAP Financial Measures. If after further consideration you determine to revise your reconciliation of the non-GAAP presentations, please provide us with your revised presentation to be included in future filings**.**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant